Exhibit 99.1

NOVAGOLD Receives $46 Million From Warrant Exercise

▶	Electrum Group Lifts Stake to 27%

January 2, 2013 - Vancouver, British Columbia – NOVAGOLD RESOURCES INC. (TSX, NYSE-MKT: NG) received proceeds of CAD$46.4 million on December 31, 2012 from the exercise of the entirety of the 31,337,278 share purchase warrants held by Electrum Strategic Resources L.P. The warrants, due to expire January 21, 2013, were exercisable at CAD$1.4791 per share.  Upon exercise of these warrants, the shares received by Electrum were added to their core NOVAGOLD holdings. Electrum and its affiliate GRAT Holdings LLC now hold, in the aggregate, 84,569,479 shares or 27.2% of NOVAGOLD’s issued and outstanding shares. The proceeds from the warrants exercise will be used for the advancement of Donlin Gold, NOVAGOLD’s flagship asset.

As of November 30, 2012, NOVAGOLD had CAD$252.2 million in cash and cash equivalents. Receipt of the additional CAD$46.4 million increases NOVAGOLD’s cash position, which is sufficient to satisfy all of the existing financial obligations and to pay for its share of the expected expenditures related to the Donlin Gold permitting process, anticipated to take approximately three to four years.  NOVAGOLD now has 311.1 million shares outstanding and 329.7 million shares fully diluted, giving effect to the exercise of the warrants formerly held by Electrum.

About NOVAGOLD

NOVAGOLD is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. Its flagship asset is the 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With approximately 39 million ounces of gold in the Measured and Indicated resource categories (541 million tonnes at an average grade of approximately 2.2 grams per tonne), Donlin Gold is regarded to be one of the largest, and most prospective known gold deposits in the world. According to the Updated Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces per year. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. Permitting is underway for the Donlin Gold project, a clearly defined process expected to take 3-4 years. NOVAGOLD also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NOVAGOLD is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and would apply the proceeds toward the development of Donlin Gold. NOVAGOLD has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

Please note: As part of the rebranding, NOVAGOLD has converted its primary domain to .com from .net, therefore, our website can now be accessed at www.NOVAGOLD.com and all email formats within NOVAGOLD are now firstname.lastname@NOVAGOLD.com. Please update your contacts accordingly.

1 As previously disclosed in the notes to NOVAGOLD’s financial statements, the Company’s functional currency is the Canadian dollar and in January 2011 an agreement was entered into between the Company and the holder of 37.1 million warrants, including all of the warrants exercised by Electrum Strategic Resources L.P. on December 31, 2012, to amend the currency that the exercise price is denominated in from U.S. dollars to Canadian dollars. The exercise price was amended from US$1.50 to $1.479 at the prevailing spot rate on the date of the agreement. The terms of an additional 5.1 million warrants were unchanged.

Scientific and Technical Information

Scientific and technical information contained herein with respect to the Donlin Gold project is derived from the “Donlin Creek Gold Project Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” compiled by AMEC.  Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent “qualified persons” as defined by NI 43-101.

NOVAGOLD Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of Donlin Gold, statements relating to NOVAGOLD’s future operating and financial performance, outlook, and the potential sale of all or part of NOVAGOLD’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NOVAGOLD’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NOVAGOLD’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NOVAGOLD’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NOVAGOLD reports and documents filed with applicable securities regulatory authorities from time to time. NOVAGOLD’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NOVAGOLD assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.